MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

November 14, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Second Sight Medical Products, Inc.
Registration Statement on Form S-1
File No. 333-198073

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Second Sight Medical Products, Inc. (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on November 18, 2014, or as soon thereafter as practicable.

Very truly yours,

MDB Capital Group, LLC

By: /s/ Gary Schuman

Name: Gary Schuman

Title: CFO & CCO